Exhibit 4.24

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT is made effective as of the Effective Date.

B E T W E E N:

PSYENCE BIOMED II CORP, a corporation incorporated under the laws of the Province of Ontario (hereinafter referred to as the “Corporation”),

- and –

NEIL MARESKY, an individual resident in the City of Toronto (the “Employee”),

collectively referred to as the “Parties” and individually as a “Party”

- and –

PSYENCE BIOMEDICAL LTD, a company existing under the laws of the Province of Ontario (hereinafter referred to as “PBM”).

RECITALS

A

The Corporation is in the business of psychedelics, directly or through subsidiaries and its parent company, together with any other entities acquired in the future (collectively referred to as the “Psyence Biomed Group”).

B	The Corporation’s parent company, PBM, is a listed entity whose Common Shares are listed, or are to be listed, on the NASDAQ.
C

This Agreement outlines the Parties’ mutual understanding of the Parties’ expectations with regard to their business relationship. This Agreement replaces any previous verbal or written agreements between the Parties with respect to the subject matter herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties), the Parties covenant and agree as follows:

1.	DEFINITIONS

In this Agreement, unless otherwise indicated herein, the following terms shall have the meanings set forth below:

(a)

“Agreement” means this employment agreement and all schedules attached to this Agreement, in each case as they may be amended or supplemented from time to time, and the expressions “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement;

(b)	“Base Salary” shall have the meaning ascribed thereto in Section 3.1(a);
(c)	“Board” means the board of directors of the Corporation or PBM (as the context requires);
(d)

“Business” means the post-NASDAQ listing business of the Psyence Biomed Group as it develops from time to time and which, as at the Effective Date, shall refer to the R&D, clinical trial and product development and commercialization of therapeutic applications of psychedelic drugs for the treatment of various medical conditions and to promote wellness business;

(e)	“business day” means any day except Saturday, Sunday or any other day on which commercial banks located in the Province of Ontario are authorized or required by law to be closed for business;
(f)

“Cause” shall mean one or more of the following on the part of the Employee: (i) a material breach of this Agreement, (ii) gross misconduct or incompetence in the performance of the Employee’s duties or obligations hereunder or otherwise owed to the Corporation or (iii) any other act, omission or circumstance that constitutes cause at law to terminate the employment of an employee without notice or compensation in lieu of notice;

(g)	“Change in Control” means the occurrence of any of the following events:
(i)

any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Corporation or PBM representing fifty percent (50%) or more of the total voting power represented by the then outstanding voting securities;

(ii)	the consummation of the sale or disposition by the Corporation or PBM of all or substantially all of its assets;
(iii)

a change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. “Incumbent Directors” means directors who either (A) are Directors as of the Effective Date, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Corporation or PBM (as the case may be)); or

(iv)

the consummation of a merger or consolidation of the Corporation or PBM (as the case may be) with any other corporation, other than a merger or consolidation which would result in its voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of it or such surviving entity or its parent outstanding immediately after such merger or consolidation, provided that notwithstanding the foregoing, a transaction shall not constitute a Change in Control if its sole purpose is to change the jurisdiction of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

(h)	“Common Shares” means the common shares of PBM, listed or to be listed on the NASDAQ;
(i)	“Compensation Committee” means the compensation committee of the Board of PBM;
(j)

“Compensation Schedule” means the compensation package recommended by the Compensation Committee and approved by the Board on February 2024 (as amended), the details of which are set out in Schedule B (as read with section 3.1);

(k)

“Confidential Information” means all information owned, possessed or controlled by the Psyence Biomed Group relating to the Business including, without limitation, all information related to developments, inventions, enhancements, financial, scientific, technical, manufacturing, process know-how and marketing information and all names of or lists of customers, prospective customers and suppliers or information pertaining thereto howsoever received by the Employee from, through or relating to the Psyence Biomed Group and in whatever form (whether oral, written, machine readable or otherwise), which pertains to the Psyence Biomed Group; provided, however, that the phrase “Confidential Information” shall not include information which:

(i)	was in the public domain prior to the date of receipt by the Employee;
(ii)	becomes part of the public domain by publication or otherwise, not due to any unauthorized act or omission of the Employee;
(iii)	approved, in writing, by the Board, for disclosure prior to its actual disclosure;
(iv)

the Employee is required by law to disclose, provided that, unless prohibited by law, the Employee first notifies the Board at the first reasonable opportunity, that it is required to disclose such Confidential Information; or

(v)

has been independently created or developed by the Employee without the use of the Confidential Information or other resources of the Psyence Biomed Group and entirely on the Employee’s own time, as applicable;

(l)	“Effective Date” means January 25, 2024, provided that the Employee’s term of service will recognise time served at the erstwhile Psyence Group Inc from July 1st, 2021.
(m)

“Entity” means a natural person, partnership, limited partnership, limited liability partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity or governmental entity;

(n)

“Equity Incentive Plan” means the 2023 equity incentive plan of PBM, as may be amended or replaced in accordance with its terms from time to time, and any other long-term incentive compensation programs adopted by PBM;

(o)	“Equity Incentives” refers collectively to all Stock Options, RSUs, or Other Share-Based Awards;
(p)	“Executive Compensation Policy” means the compensation, annual bonus and long-term incentive policy adopted by the Board on February 2, 2024 to be supplemented by the KPI and LTI Policy;
(q)

“Good Reason” means the occurrence of any of the following events or actions, without the Employee’s prior written consent, and provided the Employee has provided the Corporation, within sixty (60) days of becoming aware of the facts and circumstances underlying the event, with written notice thereof stating with specificity the facts and circumstances underlying the event and providing the Corporation with thirty (30) days to cure the event after receipt of such notice:

(i)

any material reduction in the Base Salary without agreement by the Employee (except where such reduction is applied on the same percentage basis to all officers / executives of a similar rank due to economic hardship or cash flow constraints suffered by the Corporation);

(ii)	any significant diminution in the scope of the Services including, without limitation, effective limitation of normal discharge of the Employee’s duties; without agreement by the Employee;
(iii)	any demotion of the Employee or material change in up-stream reporting relationships without agreement of the Employee;
(iv)	a material change in the geographic location of the Corporation’s principal place of business requiring the Employee to relocate;
(v)	a material breach by the Corporation of its obligations under this Agreement;
(vi)	any other unilateral material change that would constitute constructive dismissal at common law.
(r)	“Fair Market Value” has the same meaning as set out in the Equity Incentive Plan;
(s)	“Indemnification Agreement” means the indemnification agreement to be concluded between the Parties simultaneously with this Agreement;
(t)	“KPI and LTI Policy” means the performance metrics to be approved by the Compensation Committee in accordance with Psyence Biomed Group’s rules and policies governing performance and bonus schemes;
(u)

“Option Expiry Date” means, with respect of each individual stock options granted pursuant to the Equity Incentive Plan, the latest date on which such stock options may be exercised, as designated by the Corporation at the time the stock options are granted;

(v)	“Other Share-Based Awards” as the meaning ascribed thereto in the Equity Incentive Plans;
(w)	“Parent Company Guarantee” has the meaning set out in Section 10;
(x)	“RSUs” means the restricted stock units regulated under the Equity Incentive Plan;
(y)	“Services” shall have the meaning ascribed thereto in Section 2.1;
(z)	“Severance Pay” means the severance pay set out in Sections 4.2 to 4.4;
(aa)	“Tax Authority” means any government or any political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax;
(bb)	“Term” shall have the meaning ascribed thereto in Section 4.1(a); and
(cc)	“Territory” means Canada, USA, South Africa, United Kingdom, Australia and Lesotho.
2.	DUTIES
2.1	Duties and Responsibilities.
(a)	The principal duties and responsibilities to be performed by the Employee, shall comprise of the following:
(i)	Fill the position of Chief Executive Officer of the Psyence Biomed Group, fulfilling such duties for such position as set out in Schedule “A” attached hereto;
(ii)	Fulfilling such duties for the position as may be reasonably directed by the Board; and
(iii)	Such other duties and responsibilities as the Board may reasonably direct from time to time (the foregoing (a)(i), (a)(ii) and this (a)(iii) hereinafter collectively referred to as, the “Services”).
(b)	The Corporation hereby grants the Employee the powers and authority to perform the duties of Chief Executive Officer.
2.2	Performance Standard.

The Employee shall dedicate 100% of working time to provide the Services in a faithful, diligent, honest and professional manner.  Without limiting the generality of the foregoing, the Employee shall exercise all the skill, care and diligence to be expected of a qualified and competent employee experienced in providing services in each of the disciplines to which the Services hereunder relate.  The Employee shall report directly to the Board of PBM in the fulfillment of the Services.  The Employee will comply with all applicable Psyence Biomed Group rules and policies. The Psyence Biomed Group may, from time to time, revise or delete policies, or establish new policies (collectively, the “Revised Policies”) and upon receiving notice of such Revised Policies, the Employee will be governed by and comply with the Revised Policies.

2.3	Location.

The Employee will be based in Toronto, Ontario, and entitled to work from home or any office of his designation provided that such office will not have a material adverse effect on his ability to deliver the Services. The Employee will be required to travel domestically and internationally in the performance of the Services.

3.	COMPENSATION, BENEFITS, VACATION AND DEDUCTIONS
3.1	Compensation.
(a)

Base Salary. During the Term, the Employee shall be paid (i) a fee of USD9,034 for the month of January 2024 and (ii) an annual base salary of USD$360 000 (“Base Salary”), effective from February 1, 2024. The Base Salary shall be payable in accordance with the Corporation’s regular payroll practices as then in effect. The Base Salary shall be reviewed annually and may be adjusted at the discretion of the Compensation Committee.

(b)

Annual Bonus. For each completed fiscal year of the Corporation, the Employee shall be eligible to receive an annual cash bonus (the “Annual Bonus”) based on a target bonus opportunity of fifty (50%) and up to One Hundred (100%) of Employee’s Base Salary (the “Target Bonus Opportunity”) as set out in the Compensation Schedule, based on the achievement of performance metrics approved by the Committee in accordance with the Executive Compensation Policy and the KPI and LTI Policy and, if earned, payable in accordance with the Corporation’s customary practices applicable to annual bonuses paid to the Corporation’s senior executives, but in no event later than 3 months immediately following end of the fiscal year during which such bonus was earned. Except as expressly set forth in Section 4 hereof or the KPI and LTI Policy, any Annual Bonus payable under this Section 3.1(b) shall be subject to Employee’s continued employment with the Corporation on the date upon which the Annual Bonus becomes payable prior to the end of March of the following year.  It is recorded that as at the Effective Date, no KPI and LTI Policy has been implemented and the adoption of a KPI and LTI Policy and the timing thereof is entirely at the discretion of the Compensation Committee.

(c)

Equity; Long-Term Incentive Awards. During the Term, subject to approval by the Compensation Committee, the Employee will continue to be eligible to participate in the Equity Incentive Plan as made available to the Psyence Biomed Group’s senior executives at the level determined by the Compensation Committee, in its sole discretion, consistent with Employee’s role and responsibilities with a target of 4 times the Base Salary as set out in the Compensation Schedule. PBM shall issue shares, pursuant to the KPI and LTI Policy. The grant of the long-term incentives to the Employee shall be:

(i)

in accordance with the Executive Compensation Policy, based on performance metrics which will be entirely at the discretion of the Compensation Committee for the year 2024, and in accordance with the KPI and LTI Policy for the years thereafter;

(ii)	conditional upon (1) the Employees’ continued employment with the Corporation at the time of grant; and (2) any other terms and conditions set forth in the KPI and LTI Policy and as may be determined by the Board at the time of grant.

The long-term incentive for the year 2024 shall be granted one hundred eighty (180) days after the Effective Date, and for the following years, shall be granted at the end of Q1 annually, beginning March 31st 2025. Unless otherwise determined by the KPI and LTI Policy, long-term incentives shall vest as follows: 33.3% vest 12 months after grant; 33% vest 24 months after grant, 33% vest 36 months after grant.

(d)	Sign-On Award. Upon approval by the Board and the Committee, the Corporation shall grant to the Employee the number of RSUs set out in the Compensation Schedule; provided that:
(i)	Such award has received all such approvals as may be required under the Corporation’s financing documents as at the Effective Date (if any).
(ii)	The grant date shall be one hundred eighty (180) days after the Effective Date.
(iii)	50% to vest on the grant date and the remaining 50% to vest at 1 year following the Effective Date.
(iv)

For purposes of this Section 3.1(d), Common Shares to be issued as part of the Sign-on Award (if any) (“Award Shares”) will be valued in accordance with Fair Market Value and shall be subject to a share trade lock up period of one (1) year and one day following the Effective Date, which share trade lock up period may be extended in the event that the share trade lock up period mandated by the Corporation’s financing documents as at the Effective Date has not yet expired;

(v)

In the event that the Employee’s employment is terminated by the Corporation for Cause or by the Employee without Good Reason within one (1) year following the Effective Date (“Clawback Event”), the Employee shall (a) forfeit the Sign-on Award to the Corporation as at the effective date of termination and (b) PBM shall be entitled to (but not obliged to) cancel any Award Shares granted to the Employee on the following basis:

A.	PBM shall, if it so elects, deliver written notice of its election to cancel the Award Shares;
B.

The Employee shall be deemed to have consented to the cancelation or surrender of the Award Shares, and all of his rights and entitlements in respect thereof, as at the effective date of termination date;

C.	The Employee shall not be entitled to any compensation in respect of the canceled/surrendered Award Shares;
D.

The share certificate or certificates or direct registration statement or statements, if any, representing the Award Shares shall be delivered to the Corporation immediately against receipt of the abovementioned notice;

E.

Should the Employee fail to deliver the documents referred to above, then any director of PBM (from time to time) shall be irrevocably and in rem suam appointed as the attorney and agent of the defaulting Employee to sign the necessary cancellation forms and PBM shall be entitled to cancel the share certificate/s representing the Award Shares themselves on PBM’s books and records.

Benefits.

(a)

General. The Employee shall be entitled to participate in all employee benefit plans, practices and programs maintained by the Psyence Biomed Group, and made available to senior executives of the group (other than any Executive Chairman) as in effect from time to time, including, without limitation, all retirement, profit sharing, savings, vacation, sick leave, medical, hospitalization, disability, dental, life or travel accident insurance benefit plans in accordance with the terms of the plans as in effect from time to time. The Employee’s participation in such plans, practices and programs shall be at least as favorable to the Employee as other senior executives of the Psyence Biomed Group (other than any Executive Chairman).

(b)

Paid Time Off. The Employee shall be entitled to six (6) weeks paid time off in accordance with the Psyence Biomed Group’s policies applicable to senior executives as in effect from time to time. Any vacation exceeding 10 (ten) days that is not taken in a given calendar year shall be forfeited except any portion of the unused vacation that must be carried over to allow the Employee to take the minimum vacation required by the ESA.

3.2	Expenses.

All the Employee’s reasonable expenses duly and properly incurred related to the Business and/or the provision of Services will be reimbursed upon submittal by the Employee of an expense report with appropriate supporting documentation to the Corporation. The thresholds for expenses which can be incurred by the Employee without prior Board approval shall be as allocated by Board resolution.

3.3	Currency and Deductions.

The Corporation shall withhold from any amounts payable to the Employee pursuant to this Agreement such taxes, premiums or contributions as are required to be withheld by a Tax Authority or pursuant to applicable law and any deductions or contributions in respect of employee benefits, if any.

4.	TERM & TERMINATION
4.1	Term.
(a)	This Agreement shall be effective from the Effective Date and is subject to the termination provisions contained herein (“Term”).
(b)	The Employee may terminate this Agreement at any time upon no less than sixty (60) days’ written notice to the Corporation.

4.2	Termination by Employee for Good Reason, or by Corporation without Cause, or by Corporation in relation to a Change in Control

In the event of termination by the Employee for Good Reason, or by the Corporation without Cause (read with section 4.9), or by the Corporation in relation to a Change in Control (read with section 4.8) at any time following the Effective Date the following shall apply:

(a)	Notice or Pay in Lieu of Notice:
(i)

In the case of termination by the Corporation, the Corporation shall (in its sole discretion) provide the Employee with 24 months’ notice of termination, or Severance Pay (in lieu of notice) equal to 24 months of Base Salary (as at the date of notice of termination) plus an additional amount equal to the aggregate Annual Bonuses paid to the Employee over the preceding 24 months (from the date of notice of termination) plus a prorated payment on account of any Annual Bonus targets already met by the Employee as at the date of notice of termination for all active service rendered up to that date (calculated at target);  and

(ii)

In the case of termination by the Employee, the Corporation shall pay the Employee Severance Pay (in lieu of notice) equal to 24 months of Base Salary (as at the date of notice of termination) plus an additional amount equal to the aggregate Annual Bonuses paid to the Employee over the preceding 24 months (from the date of notice of termination), provided that -

(iii)

the Corporation shall provide the Employee with continuation of benefits (if any) for the minimum period required by the ESA and the greater of: (A) all other minimum requirements of the ESA and (B) the Severance Pay and other payments referred to in Section 4.2(a).

(b)

Stock Options:  Notwithstanding the provisions of the Equity Incentive Plan, the Employee shall be entitled to exercise any vested Stock Options until the earlier of 1) the Option Expiry Date or 2) a date which is 12 months from the effective date of termination, and if so required PBM shall extend such Option Expiry Date accordingly.

(c)

ESA Entitlements: in addition to the foregoing, the Corporation shall provide the Employee with all other minimum termination entitlements required by the ESA, provided that the Employee shall not be entitled to a duplication of benefits and any minimum termination entitlements will be included in, and not be additional to, any Severance Payments set out in this Section 4.2.

4.3	Termination by Corporation for Cause
(a)	In the event of termination by the Corporation for Cause at any time following the Effective Date:
(i)

Severance Pay: the Employee shall not be entitled to any pay in lieu of notice or any other payments except as required to comply with the minimum requirements of the ESA in respect of the termination of employment;

(ii)	Equity Incentives: none of the unvested Equity Incentives granted to the Employee shall vest; and

(iii)	ESA Entitlements: in addition to the foregoing, the Corporation shall provide the Employee with all other minimum termination entitlements required by the ESA (if any).
(b)

Notwithstanding subsection (a), in the event of a material default in the performance of this Agreement by the Employee, the Corporation may terminate this Agreement without notice, provided, prior to the date of termination, the Employee shall have been given notice of such breach and if reasonably curable the Employee shall have been provided no more than ten (10) business days to cure such breach.

4.4	Termination by Employee for reasons other than a Good Reason

In the event of termination by the Employee for reasons other than a Good Reason at any time following the Effective Date:

(a)	Severance Pay: the Employee shall not be entitled to any Severance Pay; and
(b)	Equity Incentives: none of the unvested Equity Incentives granted to the Employee shall vest.
4.5	Waiver of Notice Period:

The Corporation may, at its sole discretion:

(a)	waive all or part of the resignation notice period and accept the Employee’s resignation at an earlier effective date; or
(b)	revise, modify or reassign some or all of the Employee’s duties at any time during the resignation notice period.
4.6	Post-termination breach

In the event that the Employee breaches any of the provisions of Section 6 (NON-COMPETITION & RESTRAINTS), all unexercised Equity Incentives shall immediately and automatically terminate.

4.7	No duplication of Severance Pay
(a)

The Parties acknowledge that payment of the Severance Pay includes any prior notice or other analogous entitlements required under this Agreement or under applicable law and shall therefore not be paid in addition to any other analogous entitlements.

(b)

Further, in the event that termination by either Party for any reason whatsoever gives rise to Severance Pay and Stock Option, RSU or Other Share-Based Award vesting rights of the Employee under more than one section under Sections 4.2 to 4.9, there shall be no duplication of Severance Pay and vesting and the section which is most favourable to the Employee shall apply.

Subject to applicable securities law, in the event that Equity Incentive Plan does not allow for any Equity Incentives to vest as contemplated in this Section 4, then the Corporation shall issue to the Employee, securities convertible into common shares of the Corporation in amounts and at exercise prices equal to non-vested Equity Incentives previously granted to the Employee, as applicable.

4.8	Accelerated Vesting of Equity Incentives upon a Change of Control

With respect to the Equity Incentives granted to the Employee, upon any Change of Control, the Employee shall be entitled to immediate vesting of any outstanding Sign-On Award which have been granted but unvested upon the date of the Change of Control.

4.9	Accelerated Vesting of RSUs upon Termination by Corporation without Cause, or Death of the Employee

In the event of termination by the Corporation without Cause (read with section 4.2), or if the Employee shall die while employed by the Corporation, at any time following the Effective Date, the following shall apply:

(a)

the Board shall resolve that up to all of the RSUs referred in Schedule B (as amended from time to time) approved for grant to the Employee at the effective date of termination or death which have not yet vested, shall vest immediately, provided that no RSUs shall vest prior to a day which is one hundred eighty (180) days after the Effective Date; and

(b)

the expiry date of any vested or unvested RSUs held by the Employee at the effective date of termination or death, which have not yet been exercised, shall be amended to the earlier of (i) one (1) year after the effective date of termination or death and (ii) the expiry date of such award, except that (in the case of death) in the event the expiration of the RSUs is earlier than one (1) year after the date of death, the expiry date shall be up to one (1) year after the date of death as determined by the Board.

5.	CONFIDENTIALITY - NON-DISCLOSURE.

In the course of performing the obligations and responsibilities under this Agreement, the Employee may receive Confidential Information.  The Employee agrees:

(a)

not to disclose to a third party or use for any purpose, or reason whatsoever (other than for the benefit of the Psyence Biomed Group  in connection with the Services), in any manner, any Confidential Information without the consent of the Corporation except as may be required by any law or regulation (and in the latter case, where permitted by law, prior to disclosing the Confidential Information to any third party, the Employee will inform the Corporation and reasonably assist the Corporation in obtaining a protective order to prevent the disclosure of the Confidential Information, at the Corporation’s cost);

(b)

to respect the confidentiality of the Confidential Information by employing security measures appropriate to the nature of the information retained and the means by which that information is recorded or stored, which will include those measures required by the Corporation from time to time, and in any event no less than the industry standard practices for such measures; and

(c)	at any time during the Term or immediately upon termination of this Agreement, at the Corporation’s option, to deliver promptly to the Corporation or to destroy any

Confidential Information in the Employee’s possession or control provided however that the Employee shall be entitled to retain a single archived copy of such Confidential Information for its internal records and as may be required by law, and upon return or destruction, will certify in writing to having done so and will identify the nature, location and extent of any archived Confidential Information (which will remain subject to the obligations of confidence set out in this Agreement).  For greater certainty, any information which is not Confidential Information will not be returned to the Corporation and will remain in the possession of the Employee, as applicable.

6.	NON-COMPETITION & RESTRAINTS
6.1	Non-Competition & Restraint.
(a)

The Employee shall, during the Term, on its own behalf or on behalf of any Entity, whether directly or indirectly, in any capacity whatsoever, alone, through or in connection with any Entity, work at, work for, be employed by, provide services to, carry on or be engaged in or have any financial or other interest in or be otherwise commercially involved in any endeavour, activity or business in all or part of the Territory which is competitive, in any way, with the Business, provided that nothing herein shall restrict or prevent the Employee from owning as a passive investor less than 5% of any class of publicly traded securities of any listed entities trading on a recognized exchange only whose business is primarily psychedelics.

(b)

Further, the non-competition and restraint provisions of this Section 6.1 shall apply after termination of this Agreement for any reason whatsoever for a period of twelve (12) months following termination and shall extend to all jurisdictions in which members of the Psyence Biomed Group are doing business on the date of termination.

6.2	Non-Solicitation.

During the Term and for a period of twelve (12) months following the termination of this Agreement, the Employee shall not, without the prior written consent of the Corporation, on its own behalf or on behalf of or in connection with any other Entity, directly or indirectly, in any capacity whatsoever including as an employer, employee, principal, agent, joint venturer, partner, shareholder or other equity holder, independent contractor, licensor, licensee, franchiser, franchisee, distributor, consultant, supplier or trustee or by or through any Entity or otherwise:

(a)

approach, solicit, perform work for or supply goods or services of any business similar to the Business of the Psyence Biomed Group to any customer of the Psyence Biomed Group (who was a customer of the Psyence Biomed Group during the immediately preceding twelve (12) months) for the purposes of attempting to direct such customer away from the Psyence Biomed Group or any of its affiliates;

(b)

employ, offer employment to or solicit the employment or engagement of or otherwise entice away from the employment or engagement of the Psyence Biomed Group any individual who is employed or any independent contractor who is engaged by the Psyence Biomed Group on a full time basis; or

(c)

procure or assist any Entity to employ, engage, offer employment or engagement or solicit the employment or engagement of or otherwise entice away from the employment or engagement of the Psyence Biomed Group any individual who is employed or any independent contractor who is engaged by the Psyence Biomed Group on a full time basis.

7.	INDEMNITY, WARRANTIES AND REMEDIES
7.1	Recognition.
(a)

The Employee expressly recognizes that Sections 5, 6 and 7 of this Agreement are of the essence of this Agreement, and that the Corporation would not have entered into this Agreement without the inclusion of the said sections.

(b)

The Employee further recognizes and expressly acknowledges that: (i) the application of Sections 5, 6 and 7 of this Agreement will not have the effect of prohibiting the Employee from earning a living in a satisfactory manner, and (ii) the Corporation and the other entities in the Psyence Biomed Group would be subject to an irreparable prejudice should one or several of the said sections be infringed, or should the Employee be in breach of any of his obligations thereunder.

(c)

The Employee further recognizes and expressly acknowledges that Sections 5, 6 and 7 of this Agreement grant to the Corporation and the other entities in the Psyence Biomed Group, as applicable, only such reasonable protection as is admittedly necessary to preserve the legitimate interests of the Psyence Biomed Group and the Employee also recognizes, in this respect, that the description of the Business and Territory are reasonable.

7.2	Remedies.

The Employee hereby recognizes and expressly acknowledges that the Corporation and the other entities in the Psyence Biomed Group, as applicable, would be subject to irreparable harm should any of the provisions of Sections 5, 6 and 7 of this Agreement be infringed, or should any of the Employees’ obligations thereunder be breached, and that damages alone will be an inadequate remedy for any breach or violation thereof and that the Corporation, and the other entities in the Psyence Biomed Group, as applicable, in addition to all other remedies, shall be entitled as a matter of right to equitable relief, including temporary or permanent injunction, to restrain such breach.

7.3	Warranty.

The Employee warrants and represents that the Services provided hereunder are and shall be Employee’s original work, have been developed by the Employee for Corporation, and do not infringe upon any patents, copyright, trade secrets or other intellectual property rights of any third party.

8.	CONFLICT OF INTEREST
(a)

The Employee will not, during the term of this Agreement, without the prior written consent of the Corporation, engage in, accept employment from, perform services for any other business entity which is doing business with the Corporation relative to any project worked on by the Employee under this Agreement, and will avoid all circumstances and actions which would place the Employee in a position of divided loyalty with respect to the Employee’s obligations in connection with this Agreement.

(b)

The Parties covenant and agree that they shall not engage in any pattern of conduct that involves the making or publishing of written or oral statements or remarks (including, without limitation, the repetition or distribution of derogatory rumours, allegations, negative reports or comments) which are disparaging, harmful or damaging to the integrity, reputation or goodwill of any of the Parties to this Agreement, its affiliates or management.

9.	INTELLECTUAL PROPERTY
(a)

All worldwide rights, title and interest in any and all advances, computer programs, concepts, compositions of matter, data, database technologies, designs, discoveries, domain names, drawings, formulae, ideas, improvements, integrated circuit typographies, inventions, know-how, mask works, sketches, software, practices, processes, research materials, trade-secrets, work methods, patents, trade-marks, copyright works, dossiers, technical and scientific information, relevant analytical, clinical and galenical data, stability tests, bioequivalence studies, recipes, formulations, chemical, pharmacological and other compounds, methods of manufacturing and control and their updates, and or revisions, varieties or species of psychedelic substances, standard operating procedures and know-how, and any other intellectual property (whether registrable or not) produced, made, composed, written, performed, or designed by the Employee, either alone or jointly with others, in the course of the provision of Services to the Corporation and in any way relating to the business of the Corporation (the “Intellectual Property”), shall vest in and be the exclusive property of the Corporation.

(b)

Both during the term of this Agreement and following its termination, the Employee shall fully and promptly disclose to the Corporation complete details of any Intellectual Property right arising in connection with the Employee’s provision of Services to the Corporation with the intention that the Corporation shall have full knowledge and ownership of the working and practical applications of such right.  At the expense of the Corporation, the Employee shall co-operate in executing all necessary deeds and documents and shall co-operate in all other such acts and things as the Corporation may reasonably require in order to vest such Intellectual Property rights in the name of the Corporation.

(c)

The Employee hereby waives any and all author’s, moral, and proprietary rights that the Employee may now or in the future have in any Intellectual Property developed in the course of the provision of Services to the Corporation.

(d)

The Corporation shall have the sole and exclusive ownership of and right of control over any and all business, customers, and goodwill created or developed by the Employee in the course of the provision of Services to the Corporation, including all information, records, and documents concerning business and customer accounts and all other instruments, documents, records, data, and information concerning or relating to the Corporation’s business activities, interests and pursuits.

(e)

The Employee hereby consents, during the term of this Agreement and afterwards, to the reasonable and appropriate use of the Employee’s name and likeness in association with the Corporation’s marketing and trade materials, including the website, for the purposes of identifying the Employee’s role within the Corporation and the

Employee’s provision of the Services to the Corporation as well as in respect of the Employee’s personal social media profiles, CVs and other public materials.

10.	PARENT COMPANY GUARANTEE
(a)	It is recorded that PBM is the sole shareholder in the Corporation.
(b)

PBM hereby guarantees the due and proper performance of the Corporation in respect of the Corporation’s obligations under this Agreement (“Parent Company Guarantee”).  Accordingly, in the event of the Corporation failing to perform in terms of this Agreement (unless relieved from such performance) PBM shall be liable for such performance.

(c)

The Parent Company Guarantee is a continuing guarantee and accordingly shall remain in operation until due and proper performance of the Corporation of its obligations in full in terms of this Agreement.

(d)	Nothing in this section is to be construed as imposing greater obligations or liabilities on PBM than are imposed on the Corporation in this Agreement.
(e)	This Parent Company Guarantee extends to any variation of or amendment to the Agreement and to any agreement supplemental thereto agreed between the Parties.
(f)	The Parent Company Guarantee shall immediately terminate, without any notification being required, in the event that this Agreement is terminated for any reason whatsoever.
11.	MISCELLANEOUS
11.1	Notices.
(a)

All notices shall be in writing and shall be delivered personally or sent by registered or certified mail, return receipt requested, and a copy thereof submitted by way of email (which shall not constitute notice), to the other Party hereto at his or its address as set forth as follows:

The Corporation and PBM

Mailing Address:	Unit A210 The Old Biscuit Mill, 373 - 375 Albert Road, Woodstock, Cape Town, South Africa 7915

Email: jody@psyencebiomed.com
ATT: Jody Aufrichtig

Neil Maresky

Mailing Address:	51 Abbeywood Gate Thornhill, ON L4J 8P1 Canada
Email: neil@psyencebiomed.com
ATT: Neil Maresky

(b)

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a business day, on the next following business day).

(c)

Either Party may change the address to which notices, requests, demands and other communications hereunder or any copies thereof shall be sent by sending written notice of such change of address to the other Party.

11.2	Entire Agreement.

This Agreement constitutes the entire Agreement between the Parties with respect to the subject matter hereof and any and all previous agreements, written or oral, express or implied between the Parties or on their behalf relating to the subject matter of this Agreement are terminated and cancelled and each of the Parties releases and forever discharges the other from all manner of action, claim or demand whatsoever under or in respect of any such previous agreement.

11.3	Assignment.

Except as provided herein, no Party to this Agreement may assign, delegate or otherwise transfer any of its rights, obligations and responsibilities under this Agreement without the prior written consent of the other Parties and any such purported transfer shall be null and void.  The Corporation may assign this Agreement in whole or in part to any Entity in the Psyence Biomed Group, without the prior consent of the Employee.

11.4	Currency.

All references in this Agreement to dollars or to $ are expressed in United States of America (USD) currency unless otherwise specifically indicated.

11.5	Waiver.

The waiver by any of the Parties of any action, right or condition described in this Agreement, or of any breach of a provision of this Agreement, shall not constitute a waiver of any other occurrences of the same event unless in writing by the Party purporting to give the same.

11.6	Amendment.

This Agreement may not be modified or amended except by an instrument in writing signed by both Parties.

11.7	Enforcement.

This Agreement shall enure to the benefit of and shall be binding upon and enforceable by the Parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

11.8	Additional Assurances.

Each Party shall from time to time and at all times hereafter do such further acts and things and execute such further documents and instruments as shall reasonably be required in order to fully perform and carry out the terms of this Agreement.

11.9	Governing Law.

This Agreement and the rights and obligations of the Parties hereto shall be governed by and construed in accordance with the laws of the Province of Ontario.

11.10	ESA Definition and Interpretation.
(a)

In this Agreement, “ESA” means the Ontario Employment Standards Act, 2000, as amended or replaced. In the event that the minimum standards of the ESA are more favourable to the Employee in respect of any clause or provision of this Agreement, the relevant minimum standard in the ESA shall apply in place of that clause or provision.

(b)

It is the intention of the Parties to comply with the ESA. Accordingly, this Agreement shall (a) not be interpreted as in any way waiving or contracting out of the ESA, and (b) be interpreted to achieve compliance with the ESA. This Agreement contains the Parties’ mutual understanding and there shall be no presumption of strict interpretation against either Party.

11.11	Counterparts.

This Agreement may be executed in counterparts each of which shall be deemed to be an original and both of which taken together shall constitute one and the same agreement.

11.12	Survival.

The provisions of Sections 4.6, 5, 6, 7, 8(b) and 9 shall survive the termination of this Agreement.

11.13	Independent Legal Advice.

The Employee acknowledges that he has obtained adequate and independent legal advice with respect to this Agreement prior to its execution.

[Remainder of page is intentionally left blank.]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the Effective Date.

NEIL MARESKY

By:	/s/ Neil Maresky

PSYENCE BIOMED II CORP.

By:	/s/ Jody Aufrichtig
Name: Jody Aufrichtig
Title: Director

PSYENCE BIOMEDICAL LTD

By:	/s/ Jody Aufrichtig
Name: Jody Aufrichtig
Title: Director

SCHEDULE A

SERVICES TO BE PROVIDED

The Employee shall be given the title of, manage, and act as Chief Executive Officer of the Psyence Biomed Group and exercise general executive supervision of all its affairs, officers, agents and employees. Without limiting the foregoing, Employee has the following specific duties and responsibilities:

1.	Develop high quality business strategies and plans ensuring their alignment with short-term and long-term objectives;
2.	Lead and motivate subordinates to advance employee engagement develop a high performing managerial team;
3.

Oversee all operations and business activities of Psyence Biomed Group which, as at the Effective Date, shall refer to the Business (as defined), to ensure that the Psyence’s products and services produce the desired results and are consistent with the overall strategy and mission;

4.	Make high-quality investing decisions to advance the business and increase profits;
5.	Enforce adherence to legal guidelines and in-house policies to maintain the Corporation’s legality and business ethics;
6.	Review financial and non-financial reports to devise solutions or improvements;
7.	Analyze problematic situations and occurrences and provide solutions to ensure survival and growth;
8.	Maintain a deep knowledge of the markets and industry;
9.	Oversee the Corporation’s fiscal activity, including budgeting, reporting, and auditing;
10.	Work with senior stakeholders, chief financial officer, chief strategy officer, and other executives;
11.	Look at potential acquisitions or the sale of the Corporation under circumstances that will enhance shareholder value;
12.	Implement all orders and resolutions of the Board;
13.

Sign or countersign certificates, contracts and other instruments of the Corporation as authorized by the Board (as the case may be), except where required or permitted by law to be otherwise signed and executed and except where the signing and execution shall be expressly delegated by the Board to some other director, officer or agent of the Corporation;

14.	Contribute to the strategic and business focus of the Corporation; and
15.	Work collaboratively with other stakeholders on creation of corporate and investment deck and related materials.

SCHEDULE B

COMPENSATION PACKAGE - 2024

Section reference	Compensation Type	Allocation
3.1(a)	Base Salary	USD$360 000
3.1(b)	Annual Bonus	USD180 000 - USD$360 000
3.1(c)	Equity; Long-Term Incentive Awards	547,412 RSUs
3.1(d)	Sign-On Award	200,000